Exhibit 99.1

Company announcement — No. 5/2018

New clinical evidence support potential for glepaglutide as a once-weekly drug for short bowel syndrome (SBS)

•                  Zealand  has completed a pharmacokinetic (PK) study with glepaglutide that confirms the potential for once-weekly dosing

•                  Zealand intends to proceed to Phase 3 with once- and twice-weekly dosing

•                  Zealand is on track to initiate Phase 3 in 2018

Copenhagen, Denmark, January 23, 2018 — Zealand Pharma (¨Zealand¨) reports that the PK profile of their long-acting GLP-2 analog, glepaglutide, supports once- or twice-weekly dosing based on initial results from a Phase 1 trial in 75 healthy subjects.

Different daily and weekly subcutaneous doses of glepaglutide were evaluated in the trial and the results suggest that twice- and potentially once-weekly dosing with glepaglutide will provide adequate exposure for clinical effect. Both a once- and twice-weekly dosing regimen is proposed for Phase 3 and the trial is expected to enroll between 120 and 150 patients.

Meetings with U.S. and EU regulatory authorities to agree on the final trial design are planned with the aim of commencing Phase 3 clinical trials in 2018.

Britt Meelby Jensen, President and CEO of Zealand, comments:

“Last year, we reported positive Phase 2 results for glepaglutide, clearly indicating the potential to ultimately offer better treatment to patients with short bowel syndrome. Today we report the initial results of a PK study demonstrating that a once-weekly dosing regimen may be achievable.  We intend to start Phase 3 later this year exploring the potential for once-weekly dosing. SBS is a severe condition and our aspiration is to improve the lives of people living with this rare disease by offering a better treatment option with glepaglutide.”

David F. Mercer, M.D., Ph.D., Professor of Surgery and Director of Intestinal Rehabilitation Program at University of Nebraska Medical Center, comments: “I am truly impressed with the clinical results seen for glepaglutide. Short bowel syndrome is a severe chronic life-threatening condition where patients need better treatments to improve intestinal absorption. This new data and the results of the Phase 2 trial suggest the potential of glepaglutide to provide increases in energy, fluid and electrolyte absorption with a once-weekly dosing regimen. I look forward to offering better treatment solutions to this group of patients.”

Short bowel syndrome

SBS is a life-threatening and complex chronic severe condition associated with reduced or complete loss of intestinal function. In adults, the main underlying causes of SBS are major intestinal surgery following Crohn’s disease, ischemia, radiation damage and surgery. It is estimated that 20,000-40,000 patients are affected by SBS in the U.S. and Europe. The most severely affected people are dependent on daily parenteral support. This requires them to be connected to infusion lines and pumps, which pose significant restrictions on their ability to engage in daily activities.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim, and a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.